Mail Stop 3561

April 23, 2008

Mr. Ralph Lauren, Chairman and CEO
Polo Ralph Lauren Corporation
650 Madison Avenue
New York, New York 10022

> **Re: Polo Ralph Lauren Corporation**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2007**
> **Filed May 30, 2007**
> **File No. 001-13057**

Dear Mr. Lauren:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director